UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12188

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm - Ernst & Young LLP

•	Statements of Net Assets Available for Benefits as of December 31, 2007 and December 31, 2006

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

3.	Signatures

4.	Exhibits

23.1    -    Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Financial Statements and Supplemental Schedule

Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

    Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 16, 2008

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investment in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts, at fair value	$3,020,197,702	$2,980,027,945
Participant loans	72,469,435	61,536,505

Total investments	3,092,667,137	3,041,564,450

Receivables:
Due from Marriott International, Inc. for company contribution	103,438,069	87,611,296

Total assets	3,196,105,206	3,129,175,746

Liabilities
Accrued expenses	524,039	487,863

Total liabilities	524,039	487,863

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,768,700)	2,171,498

Net assets available for benefits	$3,191,812,467	$3,130,859,381

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Interest	$5,119,151
Participant contributions	185,290,055
Employer contributions	106,155,050

Total additions	296,564,256

Deductions
Investment loss from participation in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts	6,109,741
Benefits paid to participants	226,229,564
Administrative expenses	3,271,865

Total deductions	235,611,170

Net increase	60,953,086
Net assets available for benefits at beginning of year	3,130,859,381

Net assets available for benefits at end of year	$3,191,812,467

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Marriott International, Inc. (the Company) Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are at least 21 years of age and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan’s assets are held and invested on a commingled basis in the Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts (Master Trust) (see Note 4).

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of compensation. The Company’s contribution to the Plan is based on a fixed match of 100% on the first 3% of annual compensation contributed, and 50% on the next 3% of annual compensation contributed. In general, Company contributions are allocated among participants’ accounts after the close of the Plan year based on compensation contributed. Contributions are subject to certain limitations.

Additional Company contributions of a fixed dollar amount per workweek are made on behalf of certain associate groups at specified locations. These contributions are limited to non-management associates who are otherwise eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ non-vested accounts are to be used to pay administrative expenses or to reduce future Company contributions. Allocations are based on participant compensation contributed or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions attributable to the 2001 Plan year and thereafter and earnings thereon. Vesting in the Company contributions prior to 2001 and earnings thereon is based on years of service.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 5.0% to 10.5%. Principal and interest are paid ratably through weekly or biweekly after-tax payroll deductions. Participants generally are limited to one outstanding loan; participants who had an outstanding loan under both the Plan and The Ritz-Carlton Hotel Company, L.L.C. Special Reserve Plan at the time of its merger with the Plan in June 2006 were permitted to maintain the total outstanding balance under a new promissory note. As of December 31, 2007 and 2006, participant loans totaled $72,469,435 and $61,536,505, respectively, and are recorded in investments, at fair value on the statements of net assets available for benefits.

Payment of Benefits

A participant with an account balance greater than $5,000 can elect to receive a lump-sum amount or in partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s Plan account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump-sum cash distribution or to make a direct rollover. The Plan provides for automatic lump-sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeited Accounts

On termination of service, the unvested portion of a participant’s Company contribution account is forfeited after five consecutive one-year breaks in service or, if earlier, when the participant takes a distribution of his entire account balance. Forfeitures are used to pay Plan expenses or to reduce future Company contributions. As of December 31, 2007 and 2006, forfeiture credit balances of $1,166,991 and $220,854, respectively, were available to pay Plan expenses. Forfeitures of $500,000 were used to reduce the Company contribution for the 2007 Plan year made in 2008.

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are members of senior management of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The trustee and the investment managers appointed by the Profit Sharing Committee are responsible for investment of the Plan assets.

Administrative and Investment Expenses

To the extent not paid by the Company or from forfeitures, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their unpaid balances, which approximate fair value.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Master Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (synthetic GICs). As required by the FSP, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investments Valuation and Income Recognition (continued)

The Company Stock Fund (Stock Fund) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price and the cash investments and receivables held by the Stock Fund. At December 31, 2007, 21,806,192 units were outstanding with a value of $22.4349 per unit (21,804,441 units were outstanding with a value of $31.1786 per unit at December 31, 2006).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the available investment options. Participants may change their investment options on a daily basis.

New Accounting Pronouncement

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

3. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

4. Master Trust

The Plan’s custodian is The Northern Trust Company (Northern Trust). The assets of the Plan are principally held and invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, Marriott International, Inc. Employees’ 401(k) Plan (401K Plan).

The assets, interest and dividend income, investment expenses and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, there are certain funds in the Master Trust that only the Plan’s participants can invest in, including the Marriott Common Stock Fund and six Vanguard target retirement mutual funds. At December 31, 2007 and 2006, the Plan’s overall interest in the net assets of the Master Trust was 99.96%. The Plan’s interest in each fund in the Master Trust is as follows:

Stable Value Fund	99.97%
Bond Fund	99.99
Balanced Fund	99.93
Dodge & Cox Stock Fund	99.93
SSga S&P 500 Fund	99.85
Large-Cap Equity Fund	100.00
Fidelity Contrafund	99.99
Large-Cap Growth Fund	99.86
Mid-Cap Growth Fund	99.99
Small-Cap Equity Fund	99.84
Morgan Stanley International Equity Fund	99.96
Marriott Common Stock Fund	100.00
Vanguard Target Retirement Income Fund	100.00
Vanguard Target Retirement 2005 Fund	100.00
Vanguard Target Retirement 2015 Fund	100.00
Vanguard Target Retirement 2025 Fund	100.00
Vanguard Target Retirement 2035 Fund	100.00
Vanguard Target Retirement 2045 Fund	100.00

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

4. Master Trust (continued)

The following table presents the net assets of the Master Trust as of December 31, 2007 and 2006:

	2007	2006
Assets
Investments, at fair value	$3,020,755,037	$2,988,120,534

Receivables:
Receivables from sale of investments	3,185,910	1,564,378
Accrued interest and dividends	4,509,976	6,123,117

Total receivables	7,695,886	7,687,495

Total assets	3,028,450,923	2,995,808,029

Liabilities
Accounts payable on investments purchased	5,539,524	13,551,794
Custodian and advisor fees payable	1,580,653	1,085,715

Total liabilities	7,120,177	14,637,509

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,769,912)	2,172,101

Net assets available for benefits	$3,017,560,834	$2,983,342,621

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

4. Master Trust (continued)

The following table presents the net investment income (loss) of the Master Trust for the year ended December 31, 2007:

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Investments at fair value as determined by quoted market prices:
Mutual funds (including $46.7 million of capital gain distributions)	$54,961,964
Common/collective trusts	5,373,737
Other common stock (including foreign common stock)	63,940,607
Corporate bonds, notes and other obligations	(1,319,929)
U.S. government obligations	522,649
Government mortgage-backed obligations	1,103,955
Marriott International, Inc. common stock	(192,992,238)

Total net depreciation in fair value of investments	(68,409,255)

Interest and dividend income	67,975,879
Investment expenses	(5,598,095)

Net investment loss	$(6,031,471)

The net investment loss of the Master Trust is comprised of the net investment loss for the Plan of $(6,109,741) and net investment income for the 401K Plan of $78,270 and is based on each plan’s participant-directed activity.

5. Party-in-Interest

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan held 14,140,851 and 14,117,790 shares of common stock of the Company as of December 31, 2007 and 2006, respectively. Dividends on Marriott International, Inc. common stock were $3,978,716 and $3,414,352 for the years ended December 31, 2007 and 2006, respectively.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

6. Guaranteed Investment Contracts

The Master Trust is invested in certain investment contracts with banks and insurance companies. The investment manager of these investment contracts is T. Rowe Price. The investment contracts for synthetic GICs are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. Traditional GICs are generally credited with a fixed rate of interest and not charged for administrative expenses. The Master Trust invests in both traditional GICs and synthetic GICs. The contracts are carried at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses if applicable) because they are fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values for the traditional GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump-sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as traditional GICs are not actively traded investments for which a daily fair value is readily available.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Master Trust’s ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

The Master Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations and mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. Synthetic GICs utilize a benefit-responsive “wrapper” contract issued by a financially responsible third party that provides market and cash flow risk protection to the Master Trust. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

6. Guaranteed Investment Contracts (continued)

Traditional GICs typically have fixed crediting interest rates. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limit the ability of the Master Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (ii) changes to plan’s prohibition on competing investment options of deletion or equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Generally, traditional GICs cannot be terminated by the issuer prior to maturity without cause. Synthetic GIC issuers retain the right to request release from the contract without cause. If this occurs, T. Rowe Price may seek a successor contract issuer or may require scheduled termination of the contract at book value over a period of time generally equal to the contract duration. Examples of events that would allow the synthetic GIC contract issuer to request release and immediately terminate the contract at market value with cause would be an ERISA prohibited transaction, termination of disqualification of the plan, violation of the Investment Guidelines that is not cured, manager failure to provide information such as portfolio reports required by the contract, failure of any contract holder representations in the contract, material misrepresentations and termination of the manager without issuer consenting to the successor manager.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

6. Guaranteed Investment Contracts (continued)

As described in Note 2, because the GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2007	2006
Average yields for GICs and synthetic GICs:
Based on actual earnings	4.86%	4.68%
Based on interest rate credited to participants	4.87%	4.78%

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 12, 2007 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits as reported in financial statements	$3,191,812,467	$3,130,859,381
Less: distributions payable to terminated employees	(1,267,193)	(2,001,672)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,342,982	(691,869)

Net assets available for benefits as reported in Form 5500	$3,193,888,256	$3,128,165,840

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid to participants as reported in the financial statements	$226,229,564
Add: amounts allocated to withdrawing participants at year-end	1,267,193
Less: amounts allocated to withdrawing participants at prior year-end	(2,001,672)

Benefits paid to participants as reported in the Form 5500	$225,495,085

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements and Form 5500 (continued)

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2007:

Net increase in net assets available for benefits as reported in the financial statements	$60,953,086
Less: amounts allocated to withdrawing participants at year-end	(1,267,193)
Add: amounts allocated to withdrawing participants at prior year-end	2,001,672

Adjustment from fair value to contract value for fully benefit-responsive investment contracts at year-end.

Adjustment from fair value to contract value for fully benefit-responsive investment contracts at prior year-end.

3,342,982 691,869

Net increase in net assets available for benefits as reported in the Form 5500	$65,722,416

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires synthetic GIC fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for synthetic GIC fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Participant loans *	Interest rates range from 5% to 10.5%; varying maturities		$72,469,435

*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 20, 2008	By:	/s/ Tracey Ballow
Tracey Ballow
Plan Administrator